EXHIBIT 99.1

Galapagos Creates New Subscription Right Plan

Mechelen, Belgium; March 6, 2026, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announced today that its Board of Directors created 1,750,000 subscription rights under a new subscription right plan.

On March 6, 2026, the Board of Directors of Galapagos approved the “Subscription Right Plan 2026”, intended for personnel of the Company and its subsidiaries, within the framework of the authorized capital. Under this subscription right plan, 1,750,000 subscription rights were created for compensation of current and potential future employees. Each subscription right gives the right to subscribe to one new Galapagos share. More information can be found in the Board report published on Galapagos’ website at Special reports - Galapagos (https://www.glpg.com/investors/corporate-governance/special-reports/).

Galapagos’ total share capital currently amounts to €356,444,938.61; the total number of securities conferring voting rights is 65,897,071, which is also the total number of voting rights and the total number of shares (the “denominator”). All securities conferring voting rights, all voting rights and all shares are of the same category.

In addition to the 1,750,000 subscription rights of Subscription Right Plan 2026, the total number of rights to subscribe to not yet issued securities conferring voting rights is (i) 13,338,810 subscription rights under other outstanding employee subscription right plans, which equals 13,338,810 voting rights that may result from the exercise of those subscription rights, and (ii) one subscription right issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 29.9% of the actually issued and outstanding shares after the exercise of the subscription right. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The Company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Galapagos prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit www.glpg.com or follow us on LinkedIn or X.

For further information, contact Galapagos:
Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Media
Media
Katie Morris
+1 952 288 6821
katiemorris@ententeinc.com

Forward-looking statements
This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any forward-looking statements in this release, unless specifically required by law or regulation.